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<FILENAME>kaminari13g.txt

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                             _________________

                                SCHEDULE 13G
                               (Rule 13d-102)

       INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
PURSUANT TO
         RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED
                         PURSUANT TO RULE 13d-2(b)

                         ARI Network Services, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 001930205
                               (CUSIP Number)

                              November 14, 2003
          (Date of Event Which Requires Filing of this
Statement)


 Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

     [  ]  Rule 13d-1(b)
     [x ]  Rule 13d-1(c)
     [  ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).



                             Page 1 of 7 Pages

   CUSIP No. 001930205                               Page 2 of
7 Pages
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1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Peter H. Kamin
	Peter H. Kamin Childrens Trust -- 04-6829284
	Peter H. Kamin Profit Sharing Plan
	Peter H. Kamin Family Foundation -- 04-3398587

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--------------

2.      Check the Appropriate Box if a Member of a Group (See
Instructions)
        	(a) [   ]
                (b) [   ]

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3.      SEC Use Only

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4.      Citizenship or Place of Organization

Peter H. Kamin -- US Citizen
Peter H. Kamin Childrens Trust -- Massachusetts
Peter H. Kamin Profit Sharing Plan -- Massachusetts
Peter H. Kamin Family Foundation -- Massachusetts


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	Number of Shares Beneficially Owned by Each Reporting
Person With

5.      Sole Voting Power

	Peter H. Kamin -- 233,000
   	Peter H. Kamin Chidrens Trust -- 126,000
	Peter H. Kamin Profit Sharing Plan -- 40,700
	Peter H. Kamin Family Foundation -- 13,000

        --------------------------------------------------------
----------------
6.      Shared Voting Power

		0

	-----------------------------------------------------------
-------------
7.      Sole Dispositive Power

        Peter H. Kamin -- 233,000
   	Peter H. Kamin Chidren's Trust -- 126,000
   	Peter H. Kamin Profit Sharing Plan -- 40,700
	Peter H. Kamin Family Foundation -- 13,000

        --------------------------------------------------------
----------------
8.      Shared Dispositive Power

		0

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---------------

9.     Aggregate Amount Beneficially Owned by Each Reporting
Person

		420,700

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10.     Check if the Aggregate Amount in Row (9) Excludes
Certain Shares
         (See Instructions) [   ]

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11.     Percent of Class Represented by Amount in Row (9)

         	7.4%

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12.     Type of Reporting Person
        IN
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


                                                           Page
3 of 7 Pages

Item 1(a).  Name of Issuer.

        ARI Network Services, Inc.("Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices.

        330 East Kilbourn Ave.
        Milwaukee, Wisconsin 53202.

Item 2(a).  Name of Person Filing.

	Peter H. Kamin
	Peter H. Kamin Childrens Trust
	Peter H. Kamin Profit Sharing Plan
	Peter H. Kamin Family Foundation


Item 2(b).  Address of Principal Business Office or, if None,
Residence.

        c/o The Nelson Law Firm, LLC
	75 South Broadway, 4th Floor
	White Plains, NY 10601

Item 2(c).  Citizenship.

        Peter H. Kamin is a US Citizen
	The reporting entities are organized under Massachusetts law.

Item 2(d).  Title of Class of Securities.

         Common Stock, par value $.001 per share, of Issuer
("Common Stock")

Item 2(e).  CUSIP Number.

         001930205

                                                           Page
4 of 7 Pages

Item 3.           If This Statement is Filed Pursuant to Rule
13d-1(b), or
                  13d-2(b) or (c),
                  Check Whether the Person Filing is a:

                  (a)      [ ]  Broker or dealer registered
under Section 15
                           of the Exchange Act.

                  (b)      [ ]  Bank as defined in Section
3(a)(6) of the
                           Exchange Act.

                  (c)      [ ]  Insurance company as defined in
section 3(a)(19)
                           of the Exchange Act.

                  (d)      [ ]  Investment company registered
under Section 8
                           of the Investment Company Act.

                  (e)      [ ]  An investment adviser in
accordance with Rule
                           13d-1(b)(1)(ii)(E).

                  (f)      [ ]  An employee benefit plan or
endowment fund in
                           accordance with Rule 13d-
1(b)(1)(ii)(F).

                  (g)      [ ]  A parent holding company or
control person in
                           accordance with Rule 13d-
1(b)(1)(ii)(G).

                  (h)      [ ]  A savings association as defined
in Section
                           3(b) of the Federal Deposit Insurance
Act.

                  (i)      [ ]  A church plan that is excluded
from the
                           definition of an investment company
under Section
                           3(c)(14) of the Investment Company
Act.

                  (j)      [ ] Group, in accordance with
                           Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item
1.

                 (a)      Amount beneficially owned:  420,700.

                 (b)      Percent of class:  7.4%.

                 (c)      Number of shares as to which such
person has:

                          (i)     Sole power to vote or to
direct the vote:
					420,700

                         (ii)    Shared power to vote or direct
the vote:  0

                         (iii)   Sole power to dispose or direct
the disposition
                                 of:  420,700

                         (iv)    Shared power to dispose or
direct the
                                 disposition of:  0

								Page 5 of 7 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

         Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired
           the Security Being Reported on by the Parent Holding
Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the
Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certification.

         "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any Transaction having that purpose or effect."

                                                      Page 6 of
7 Pages

                                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: November 21, 2003                         Peter H. Kamin



                                                By: /s/ Stephen
J. Nelson
						   _______________________
                                                The Nelson Law
Firm, LLC
						75 South Broadway, 4th Floor
						White Plains, NY 10601

							Page 7 of 7 Pages.
                         POWER OF ATTORNEY

The  undersigned  does hereby  constitute  and  appoint  Stephen
J. Nelson
and Beth N. Lowson, each of The Nelson Law Firm, LLC, 75 South
Broadway,
4th Floor, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to
Sections 13(d),  13(g) and 16 of the Securities  Exchange Act of
1934, as
amended (the "Exchange Act"), and the rules and regulations thereunder.
The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d),
13(g) or 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 21st day of November, 2003.


                                         /s/ Peter H. Kamin
                                         -----------------------
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                                         Peter H. Kamin